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                          March 23, 2022

       Amerino Gatti
       Chief Executive Officer
       TEAM INC
       13131 Dairy Ashford, Suite 600
       Sugar Land, Texas 77478

                                                        Re: TEAM INC
                                                            Registration
Statement on Form S-3
                                                            Filed March 18,
2022
                                                            File No. 333-263708

       Dear Mr. Gatti:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              Bryan D. Flannery, Esq.